SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

04046040

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

November 3, 2004

SUPPL

RECEIVED
2004 NOV -9 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

November 3, 2004	Stock Exchange Announcement – Preliminary Results Webcast
November 3, 2004	Stock Exchange Announcement – Appointment of New Non-Executive Director

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

11/9

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-55.doc
T: 111004

RCS-Electrocomponents Notice of Webcast

RNS Number:7724E
Electrocomponents PLC
03 November 2004

Preliminary Results webcast.

The webcast of the Preliminary Results presentation will be available from 10:00hrs (UK time) on Tuesday 9 November 2004.

This will be available on the Electrocomponents plc website:

www.electrocomponents.com

An archived version of the webcast will be available that afternoon.

The Preliminary Results announcement will be issued through RNS, The Company News service for the London Stock Exchange at 07:00 hrs (UK time) on Tuesday 9 November 2004.

REG-Electrocomponents Directorate Change

RNS Number:8146E
Electrocomponents PLC
03 November 2004

ELECTROCOMPONENTS PLC ('the Company')

APPOINTMENT OF NEW NON-EXECUTIVE DIRECTOR

The Board of Electrocomponents plc is pleased to announce the appointment of Kevin Abbott as a Non-Executive Director of the Company with effect from 3 November 2004.

Mr Abbott is currently the Chief Executive of Alpha Airports Group plc. Prior to joining Alpha Airports Group plc Mr Abbott held various senior positions with Bowater plc (now Rexam plc) and Redland plc.

CARMELINA CARFORA

Group Company Secretary

3 November 2004

END

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